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FOR IMMEDIATE RELEASE

Filed by:      Sara Lee Corporation
               Pursuant to Rule 425 under the
               Securities Act of 1933
               Commission File No. 1-16153
               Subject Company: Coach, Inc.


Media: Julie Ketay, 312.558.8727
Analysts: Janet Bergman, 312.558.8651


SARA LEE CORPORATION SETS RATIO FOR EXCHANGE OFFER
FOR COACH, INC. COMMON STOCK

CHICAGO (March 5, 2001) - Sara Lee Corporation (NYSE:SLE) today set the exchange ratio for the offer to its stockholders to exchange .846 shares of Coach, Inc. (NYSE: COH) common stock currently held by Sara Lee for each share of Sara Lee common stock tendered. The exchange ratio represents a premium of 12.9 percent based on the NYSE closing prices on March 5, 2001 of $21.00 per Sara Lee share and $28.03 per Coach share.

Sara Lee will accept up to 41,402,285 Sara Lee shares in exchange for up to 35,026,333 Coach shares. If more than 41,402,285 Sara Lee shares are validly tendered, Sara Lee will accept such shares on a pro rata basis under the terms of the exchange offer.

It is expected that the exchange offer will commence on Thursday, March 8, 2001. The offer is expected to expire at 12:00 midnight (EST), on Wednesday, April 4, 2001.

Sara Lee has retained the services of Mellon Investor Services LLC, as the exchange agent for the exchange offer, and Morrow & Co., Inc., as information agent, to assist stockholders with the exchange offer. Questions regarding the terms and conditions of the exchange offer or information on tendering shares should be directed to Mellon Investor Services at (866) 825-8873, toll-free in the United States, or (201) 373-5549 from elsewhere. Banks and brokerage firms can call Morrow & Co. at (800) 654-2468, toll-free in the United States or (212) 754-8000 from outside the United States. Goldman, Sachs & Co. will act as dealer manager.


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Sara Lee Corporation is a global branded consumer packaged goods company with approximately $17.5 billion in annual revenues. Its leading brands include SARA LEE, DOUWE EGBERTS, HILLSHIRE FARM, KIWI, HANES and PLAYTEX.

Investors and security holders are urged to read Coach, Inc.'s registration statement on Form S-4, including the prospectus relating to the exchange offer described in this press release, when it is finalized and distributed to Sara Lee stockholders, as well as the other documents which Sara Lee has filed or will file with the Securities and Exchange Commission (SEC), because they contain important information. These and other documents relating to the transaction are filed or will be filed with the SEC and may be obtained free at the SEC's Web site at www.sec.gov. Holders of Sara Lee common stock may also obtain each of these documents for free by sending a request to Sara Lee Corporation, Attn: Shareholder Services, Three First National Plaza, Chicago, Illinois, 60602. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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